

MCVE
Investment Overview

January 2012





Safe Harbor Statement

SAFE HARBOR STATEMENT

In addition to historical information, this presentation may contain statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation include the intent, belief or expectations of the Company and members of its management team with respect to the Company's future business operations and the assumptions upon which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause these differences include, but are not limited to, failure to complete anticipated sales under negotiations, lack of revenue growth, client discontinuances, failure to realize improvements in performance, efficiency and profitability, and adverse developments with respect to litigation or increased litigation costs, the operation or performance of the Company's business units or the market price of its common stock. Additional factors that would cause actual results to differ materially from those contemplated within this presentation can also be found in the Company's SEC Filings. The Company disclaims any responsibility to update any forward-looking statements.

MacroSolve

Summary



Market:	**Mobile Apps for Businesses**
Market Size:	**$17 Billion and Growing**
Product Capability:	**Proven**
Distribution:	**Unique and Powerful**
Management & Board:	**Deep Experience**
Patent Portfolio:	**Landmark & Extremely Strong**

MacroSolve

Who We Are

Pioneer in Mobile Apps

- One of a few publicly traded



Emerging As Major National Player

- National Pipeline of Opportunities Growing



Focus on Business Applications

Experience Across Breadth of Industries



- Restaurant, Hospitality, HealthCare, Charity, Real Estate ....
- Branded Apps, Productivity Apps, Custom Apps



Powerful Distribution



- Partnered with Largest Digital Ad and Marketing Agencies
- Donald Trump Jr. Marketing Agreement
- Vertical and Horizontal Resellers



Intellectual Property Portfolio



Market Opportunity

Market Size: Huge & Growing

- **Global Mobile App Economy** 2012: $17B 2014: $35B

- **Mobile App Downloads** 2009: 7B 2012: 50B

- **Mobile App Development Rev** 2010: $10B 2015: $100B

Suppliers: Small & Fragmented – Industry is Ready for a Clear Leader to Emerge

http://www.techeye.net/mobile/global-mobile-phone-market-does-well-in-q2
http://www.techzone360.com//news/2010/03/17/4676198.htm
http://www.gartner.com/it/page.jsp?id=1282413
http://blog.compassintelligence.com/Business-Mobile-Applications-Market
http://www.gartner.com/it/page.jsp?id=1455314





Emerging As Major National Player

Started as Oklahoma-based Regional Services Provider

Filed Mobile App Patent in 2002 - Before Apps were Apps

Funded by Oklahoma Oil Money

Recently Brought in Globally Experienced Leadership:
New Chairman, CEO, and COO

Established National Marketing Partnerships:
Donald Trump Jr., The Richards Group

Big Growth in Revenues

Positioned for Major Play in Exploding Mobile App Market

MacroSolve



Financial Results

FY 2011 Q3 Revenues Up 371% to $593,000 Over Prior Year

Quarter-over-Quarter Revenues Up 170%

First Nine Months of FY 2011 Revenues Up 74% to $929,000

Sales Driven by Mobile App Software Products & Licensing

Increasing Demand & Pipeline

Hiring Developers & Sales Execs

MacroSolve



Economics of Mobile Apps

Business Brand Extension & Retail

- Consumers/end users get app for free, with ads, or for $
- Business pays MacroSolve
  - App development & implementation fees, ongoing maintenance, analytics, content management fees, licensing fees

Corporate Productivity Apps

- Business directly pays MacroSolve for app development & implementation, ongoing licensing and upgrade fees and at times revenue share
- High ROI through productivity increases

MacroSolve



4 Revenue Streams

Apps:

Business Retail Brand Extension, Corporate Productivity Products, Custom Apps

Content Management:

Ongoing fees for mobile content management of apps

Analytics:

Significant Targeted Marketing Value

Intellectual Property:

Licensing Fees

MacroSolve



Distribution Channels

Donald Trump Jr. Presenting MacroSolve To Business Network

The Richards Group/Click Here Division; Largest Private Ad Agency in US

Industry Vertical and Horizontal Distribution Partners

Direct Sales

MacroSolve



Patent Licensing Strategy
October 2010: U.S. Patent No. 7,822,816

Focus on Win-Win License Deals

- Offer licenses for both the patent and the ReForm™ rapid application development platform
- Focus on license deals that will make money for our licensees

Legal Representation & Activity

- Experienced law firm working at 100% contingent fee
- Zero cost to MacroSolve for enforcement
- Engaged firm and developed strategy in Q1 of 2011
- Forty-seven defendants by January 2012
- Plan to file 15-20 new suits every 60-90 days
- Currently have identified over 250 potential targets and millions of dollars in potential recoveries over 3-4 years





Management & Board Backgrounds

Steve Signoff, CEO (August 1)

OneCommunications

Sprint

CEO MobileUSA & other Ventures

Randy Ritter, COO

Sprint

OneCommunications

Howard Janzen, Chairman

CEO OneCommunications

President Sprint Business Solutions

CEO Williams Communications

Jim McGill, Vice-Chairman

McGill Resources (Venture Capital)

McGill Environmental Systems, Inc.

Extensive Patent Background

John Clerico, Director

Chairman ChartMark Investments

CFO Praxair

CFO Union Carbide

CFO Conoco Phillips

David Lawson, Director

President/CEO Capital One Auto Finance

Summit Acceptance Corporation

Western National Bancorp

Dr. Dale Schoenfeld, Director

CIO Tulsa University

Computer Science and Mathematics Expert

David Humphrey, Director

CEO TokenEx

Venture Capitalist

Koch Industries



Equity Snapshot as of 01/13/12

Ticker:	**MCVE**
Market Cap:	**$9 Million**
Product Capability:	**Proven**
Avg. Trading Volume (3m):	**134,032**
Shares Outstanding:	**112 M**
Float:	**44.5 M**

MacroSolve



Investment Highlights

Pioneer in $17.5 B Mobile App Market

Recent Shift to National Strategy and Prominence

Key IP and Patents in Mobile App Space:
Drives Customer Acquisition & Licensing Revenues

Proven Technology Platform

Growing Revenues

Timing – Now

MacroSolve